Nationwide Mutual Funds
10 West Nationwide Boulevard
Columbus, OH 43215

Nationwide Fund Distributors LLC
10 West Nationwide Boulevard
Columbus, OH 43215

October 3, 2019

VIA EDGAR TRANSMISSION
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Nationwide Mutual Funds (the “Registrant”)
Registration Statement on Form N-14 (File Number: 333-233002)
Request for Acceleration

Dear Sir or Madam:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, the Registrant and Nationwide Fund Distributors LLC, the Registrant’s principal underwriter, hereby request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-233002) so that such Registration Statement may be declared effective on October 3, 2019, or as soon as practicable thereafter.  It is our understanding that Ms. Marianne Dobelbower has previously discussed the possible acceleration of the Registration Statement with Peter M. Hong and Jessica D. Burt of Stradley Ronon Stevens & Young, LLP.

Please direct questions or comments relating to this request for acceleration to Peter M. Hong, Esq. at (202) 419-8429, or, in his absence, to Jessica D. Burt, Esquire at (202) 419-8409.

Sincerely,

/s/ Allan J. Oster		/s/ Lee T. Cummings
Name:	Allan J. Oster	Name:	Lee T. Cummings
Title:	Assistant Secretary	Title:	Senior Vice President
Nationwide Mutual Funds		Nationwide Fund Distributors LLC